UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CME Group Inc.
(Name of Issuer)
Class A Common Stock, $0.01 par value
(Title of Class of Securities)
12572Q105
(CUSIP Number)
BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros
Praça Antonio Prado, 48, 7º andar — Centro
São Paulo, SP, Brazil 01010-901
Attn: Eduardo Refinetti Guardia
+55 (11) 2565-4500

with copies to:
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attn: Michael J. Gillespie, Esq.;
William D. Regner, Esq.
(212) 909-9600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 16, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12572Q105

1	NAME OF REPORTING PERSON BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Brazil

	7	SOLE VOTING POWER

NUMBER OF		3,395,544 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,395,544 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,395,544 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO, HC

Item 1. Security and Issuer
This Statement on Schedule 13D (this “Statement”) relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of CME Group Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 20 South Wacker Drive, Chicago, Illinois, 60606.
Item 2. Identity and Background
(a) - (c) This Statement is being filed by BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (the “Reporting Person” or “BVMF”) pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended.
BVMF, a Brazilian sociedade por ações (i.e., corporation), is a publicly held securities, commodities and futures exchange. BVMF’s principal place of business and principal office is located at Praça Antonio Prado, 48 — Centro, São Paulo, SP, Brazil 01010-901.
To the best of BVMF’s knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of BVMF:
(1)	name;

(2)	business address; and

(3)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.
(d) During the last five years, BVMF has not, and to the best of its knowledge, none of the persons listed on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, BVMF has not, and to the best of its knowledge, none of the persons listed on Schedule I hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each natural person identified in Schedule I hereto is a citizen of Brazil, except for Craig Steven Donohue and René Marc Kern, who are citizens of the United States.
Item 3. Source and Amount of Funds or Other Consideration
The Reporting Person acquired shares of Class A Common Stock as a result of the following transactions:
On February 26, 2008, Bolsa de Mercadorias & Futuros — BM&F S.A., a predecessor company of BVMF (“BM&F”), acquired 1,189,066 shares of Class A Common Stock, pursuant to a Master Agreement, dated as of January 22, 2008, with the Issuer in exchange for 101,078,580 common registered shares, no par value, of BM&F.
On June 22, 2010, BVMF entered into a Share Purchase and Investor Rights Agreement (the “Share Purchase Agreement”) with the Issuer providing for, among other provisions, BVMF’s increase in its ownership interest in the Issuer as part of the expansion of their existing strategic partnership. On July 16, 2010, pursuant to the Share Purchase Agreement, BVMF acquired 2,206,478 shares of Class A Common Stock for $275.12 per share and an aggregate purchase price of $607,046,227.36. BVMF obtained the funds for the acquisition of these securities from the issuance of $612 million of 10-year notes issued in a transaction pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended.
Item 4. Purpose of Transaction
BVMF acquired shares of Class A Common Stock as an investment. The Issuer and BVMF entered into the Share Purchase Agreement as part of a series of transactions to further the existing strategic partnership between BVMF and the Issuer. Pursuant to the Share Purchase Agreement, BVMF is entitled to designate one board member to the Issuer’s board of directors as long BVMF continues to own at least (a) 2,037,327 shares of Class A Common Stock or (b) 2% of the outstanding shares of Class A

Common Stock, provided certain other conditions are satisfied. In connection with BVMF’s director designation rights, the Issuer agreed to use its best efforts to increase the size of its board of directors. The foregoing summary of the Share Purchase Agreement in this Item is qualified in its entirety by reference to the actual agreement, which is filed as Exhibit 99.1 hereto and incorporated by reference into this Item.
BVMF will continuously evaluate its ownership of the Class A Common Sock, and the Issuer’s business and industry. Depending upon ongoing evaluations of prevailing market conditions and other investment opportunities or considerations BVMF deems material to its investment decision, BVMF may from time to time acquire or dispose of the Issuer’s securities in the open market or privately negotiated transactions, in accordance with and subject to the terms of the Share Purchase Agreement, including the applicable transfer restrictions on the Class A Common Stock (as described in Item 6 below).
Except as described herein, neither the Reporting Person, and to the best of its knowledge, none of the persons listed on Schedule I hereto, has present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j), inclusive, of Item 4 of Schedule 13D under Rule 13d-1(a).
Item 5. Interest in Securities of the Issuer
(a) The responses of the Reporting Person with respect to Rows 11, 12 and 13 of the cover page of this Schedule 13D that relate to the aggregate number and percentage of Class A Common Stock beneficially owned are incorporated herein by reference. Mr. Craig S. Donohue, the Chief Executive Officer of the Issuer and a board member of BVMF, beneficially owns 101,677 shares of Class A Common Stock, which includes a total of 74,943 options that will vest within 60 days from the date hereof. The shares beneficially owned by Mr. Donohue represent 0.1% of the total outstanding shares of Class A Common Stock. With respect to all other persons referenced in Item 2 above, no such person beneficially owns shares of Class A Common Stock.
The calculation of the foregoing percentages is based on the number of shares of Class A Common Stock as represented to by the Issuer in the Share Purchase Agreement, and adding the issuance of shares of Class A Common Stock pursuant to the Share Purchase Agreement.
(b) The responses of the Reporting Person with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of shares which BVMF has sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference. To the best of BVMF’s knowledge, Mr. Donohue has the sole power to vote or to direct the vote and to dispose of all of the shares of Class A Common Stock beneficially owned by him.
(c) Except for the transactions described in this Schedule 13D, during the past 60 days there have been no other transactions in the securities of the Issuer effected by BVMF or, to the best of BVMF’s knowledge, the persons or entities referenced in Item 2 above.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Share Purchase Agreement
On June 22, 2010, the Issuer and BVMF entered into the Share Purchase Agreement filed as Exhibit 99.1 hereto and incorporated by reference into this Item. Pursuant to the Share Purchase Agreement, the Issuer issued and sold to BVMF 2,206,478 shares of Class A Common Stock for a purchase price of $275.12 per share.
Transfer Restrictions
Under the terms of the Share Purchase Agreement, BVMF is restricted from transferring any of the shares of Class A Common Stock prior to February 27, 2012, subject to certain exceptions for transfers to, among others, its affiliates and the Issuer under certain circumstances. The transfer restrictions would terminate upon the occurrence of certain change of control transactions with respect to the Issuer.

Registration Rights
The Issuer agreed that, prior to the expiration of the transfer restrictions described above, upon a request by BVMF, it will file a registration statement on Form S-3 for the public offering of the shares of Class A Common Stock held by BVMF. The registration rights granted in the Share Purchase Agreement are subject to customary restrictions such as suspension and blackout periods.
Board Representation
As long BVMF continues to own at least (a) 2,037,327 shares of Class A Common Stock or (b) 2% of the outstanding shares of Class A Common Stock, and provided certain other conditions are satisfied, BVMF will be entitled to nominate one director for election to the Issuer’s board of directors.
Standstill
As long as BVMF maintains its director designation rights, it will not make or participate in any solicitation of proxies or make any public announcements with respect to (i) any form of merger, tender or exchange offer, consolidation, business combination, or change of control or other similar transaction with respect to the Issuer, (ii) any request to amend, waive or terminate the standstill provisions under the Share Purchase Agreement or (iii) other proposal or statement inconsistent with the standstill provisions under the Share Purchase Agreement. The sole remedy for a breach by BVMF of these restrictions would be a termination by the Issuer of BVMF’s director designation rights and a termination by the Issuer of the Global Strategic Partnership Agreement, dated as of July 16, 2010, between BVMF and the Issuer.
Rescission
The Issuer can rescind the sale of the shares of Class A Common Stock to BVMF under the Share Purchase Agreement if the Technology Agreement, dated as of June 22, 2010, between BVMF and the Chicago Mercantile Exchange Inc., is terminated under certain circumstances.
Other Terms
The Share Purchase Agreement contains customary representations, warranties, covenants and indemnities made by the parties to each other.
All references to, and summaries of, the Share Purchase Agreement in this Statement are qualified in their entirety by reference to such agreement, the full text of which is filed as Exhibit 99.1 hereto and which is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits
Exhibit 99.1:	Share Purchase and Investor Rights Agreement, dated as of June 22, 2010, between CME Group Inc. and BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros *
Exhibit 99.2:	Indenture, dated as of July 16, 2010, among BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros, as Issuer, Deutsche Bank Trust Company Americas, as Trustee, Registrar, Transfer Agent and Paying Agent and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent and Transfer Agent, relating to the 5.500% Notes due 2020 *

*	Filed herewith.
(signature page follows)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 26, 2010

BM&FBOVESPA S.A — BOLSA DE VALORES, MERCADORIAS E FUTUROS
By:	/s/ Eduardo Refinetti Guardia
	Name:	Eduardo Refinetti Guardia
	Title:	Chief Financial, Corporate Affairs and Investor Relations Officer

Schedule I
Information with Respect to Directors and Executive Officers of BVMF

	Name	Position with BVMF	Principal Occupation and Place of Business
1.	Arminio Fraga Neto	Chairman	Economist, Gávea Investimentos

2.	Marcelo Fernandez Trindade	Vice Chairman	Lawyer, Trindade Advogados

3.	Candido Botelho Bracher	Director	Business Administrator, Banco Itaú BBA S.A.

4.	Claudio Luiz da Silva Haddad	Director	Industrial and Mechanical Engineer, KPX Serviços e Participações Ltda.

5.	Craig Steven Donohue	Director	Chief Executive Officer, CME Group Inc.

6.	Fabio de Oliveria Barbosa	Director	Economist, BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros

7.	José Roberto Mendonça de Barros	Director	Economist, MB Associados S/S

8.	Julio de Siqueira Carvalho de Araújo	Director	Banker, Banco Bradesco S.A.

9.	Luis Stuhlberger	Director	Engineer, Credit Suisse Hedging-Griffo

10.	Renato Diniz Junqueira	Director	Business Administrator, Distribuidora Intercap TVM Ltda.

11.	René Marc Kern	Director	Managing Director, General Atlantic

12.	Edemir Pinto	Chief Executive Officer	Economist, BM&FBOVESPA S.A.

13.	Amarílis Prado Sardenberg	Chief Clearinghouse, Depository and Risk Management Officer	Economist, BM&FBOVESPA S.A

14.	Eduardo Refinetti Guardia	Chief Financial, Corporate Affairs and Investor Relations Officer	Economist, BM&FBOVESPA S.A

15.	Cícero Augusto Vieira Neto	Chief Operating Officer	Economist, BM&FBOVESPA S.A

16.	José Antonio Gragnani	Chief Business Development Officer	Engineer, BM&FBOVESPA S.A

17.	Marta Alves	Chief Products Officer	Statistical Analyst, BM&FBOVESPA S.A
Business Addresses (type of business):
1.	Rua Dias Ferreira, 190 — 7º andar — Leblon — Rio de Janeiro — RJ (type of business: private equity / asset management)

2.	Avenida Brigadeiro Faria Lima, 2601 — 8º andar — São Paulo — SP (type of business: law firm)

3.	Avenida Brigadeiro Faria Lima, 3400 — 5º andar — São Paulo — SP (type of business: investment banking)

4.	Rua Jerônimo da Veiga, 45 — 13º andar — São Paulo — SP (type of business: asset management)

5.	20 South Wacker Drive, Chicago, Illinois 60606 (type of business: futures and options exchange)

6.	Praça Antonio Prado, 48 — Centro, São Paulo, SP, Brazil, 01010-901 (type of business: securities, commodities and futures exchange)

7.	Avenida Brigadeiro Faria Lima, 1739 — 5º andar — Jd. Paulistano — São Paulo — SP (type of business: consulting)

8.	Cidade de Deus- s/nº, prédio novo — 4º andar — Vila Yara — Osasco — SP (type of business: banking)

9.	Avenida Presidente Juscelino Kubitschek, 1830, Torre 4 — 7º andar — Itaim Bibi — São Paulo — SP (type of business: asset management / investment banking / brokerage)

10.	Avenida Brigadeiro Faria Lima, 1461 — 2º andar — São Paulo — SP (type of business: broker)

11.	55 E. 52 Street, 32 Floor, New York, NY 10055 (type of business: private equity)

12.	Praça Antonio Prado, 48 — Centro, São Paulo, SP, Brazil, 01010-901 (type of business: securities, commodities and futures exchange)

13.	Praça Antonio Prado, 48 — Centro, São Paulo, SP, Brazil, 01010-901 (type of business: securities, commodities and futures exchange)

14.	Praça Antonio Prado, 48 — Centro, São Paulo, SP, Brazil, 01010-901 (type of business: securities, commodities and futures exchange)

15.	Praça Antonio Prado, 48 — Centro, São Paulo, SP, Brazil, 01010-901 (type of business: securities, commodities and futures exchange)

16.	Praça Antonio Prado, 48 — Centro, São Paulo, SP, Brazil, 01010-901 (type of business: securities, commodities and futures exchange)

17.	Praça Antonio Prado, 48 — Centro, São Paulo, SP, Brazil, 01010-901 (type of business: securities, commodities and futures exchange)